Rule 17g-1 – Bonding of Officers and Employees of

Registered Management Investment Companies

17g-1(g)(1)(ii)(c): Statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond

Six Circles Trust	$2,500,000
J.P. Morgan Access Multi-Strategy Fund, L.L.C.	600,000
J.P. Morgan Access Multi-Strategy Fund II	450,000

The Premium for Six Circles Trust, J.P. Morgan Access Multi-Strategy Fund, L.L.C. and J.P. Morgan Access Multi-Strategy Fund II is paid for the period through July 9, 2027.